UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Envestnet, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29404K106

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,222,985 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,222,985 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,985 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 635,126 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 635,126 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,126 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.94%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 10,619 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 10,619 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,619 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,858,111 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,858,111 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,111 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,868,730 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON OO

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

Please see Item 5.

1	NAMES OF REPORTING PERSONS ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TIMOTHY P. MCADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,868,730 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,868,730 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,730 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D filed by the Reporting Persons on August 26, 2011 (the “Original 13D”) with respect to shares of common stock, par value $0.005 per share (the “Common Stock”), of Envestnet, Inc., a Delaware corporation (“Envestnet” or the “Company”). The Company’s principal executive offices are located at 35 East Wacker Drive, Suite 2400, Chicago, IL 60601.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended and restated in its entirety as follows:

(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII (A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII (A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) Robert W. Trudeau (“Mr. Trudeau”), (11) Christopher P. Marshall (“Mr. Marshall”), (12) Timothy P. McAdam (“Mr. McAdam”), (13) John C. Rosenberg (“Mr. Rosenberg”) and (14) David L. Yuan (“Mr. Yuan”). TCV VII, TCV VII (A), Member Fund, TCM VII, Management VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is incorporated by reference as Exhibit 1 hereto.

TCV VII, TCV VII (A), Member Fund, TCM VII and Management VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. TCM VII is the direct general partner of TCV VII and TCV VII (A). Management VII is the direct general partner of TCM VII, the ultimate general partner of TCV VII and TCV VII (A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan (collectively, the “Class A Directors”) are the Class A Directors of Management VII. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

As previously reported in the Reporting Persons’ Original 13D with respect to the Company’s securities, the Reporting Persons directly and/or indirectly own shares of Common Stock of the Company and Warrants to purchase Common Stock of the Company (the “Warrants”). Item 4 of such Original 13D is incorporated by referenced herein.

The Reporting Persons acquired the Warrants and the shares of Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, (i) investigate, evaluate, discuss, negotiate or agree to exercise all or a portion of the Warrants or acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise, or (ii) investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or otherwise dispose of all or a portion of the Warrants, the shares of Common Stock issuable upon the exercise of the Warrants, or the shares of Common Stock owned by the Reporting Persons in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Subject to these factors, the Reporting Persons are continuing to evaluate sales or dispositions of additional shares of Common Stock and/or Warrants in the short term, which may result in the sale or disposition of all or any portion of such shares or the Reporting Persons no longer owning five percent (5%) of the Common Stock of the Company.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on May 17, 2013, the Reporting Persons owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares (**)		Percentage of Outstanding Shares (*)
TCV VII	1,222,985	(1)	3.68%
TCV VII (A)	635,126	(2)	1.94%
Member Fund	10,619	(3)	Less than 1%
TCM VII	1,858,111	(4)	5.51%
Management VII	1,868,730	(5)	5.54%
Mr. Hoag	1,868,730	(5)	5.54%
Mr. Kimball	1,868,730	(5)	5.54%
Mr. Drew	1,868,730	(5)	5.54%
Mr. Reynolds	1,868,730	(5)	5.54%
Mr. Trudeau	1,868,730	(5)	5.54%
Mr. Marshall	1,868,730	(5)	5.54%
Mr. McAdam	1,868,730	(5)	5.54%
Mr. Rosenberg	1,868,730	(5)	5.54%
Mr. Yuan	1,868,730	(5)	5.54%

(*)	All percentages in this table are based on (i) 32,338,021 shares of Common Stock of the Company outstanding as of November 1, 2012, as disclosed by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2012, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(i) with respect to such Reporting Persons.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(1)	Includes 314,022 shares of Common Stock and a Warrant that is immediately exercisable, at the holder’s option, for a total of 908,963 shares of Common Stock.
(2)	Includes 163,079 shares of Common Stock and a Warrant that is immediately exercisable, at the holder’s option, for a total of 472,047 shares of Common Stock.
(3)	Includes 2,741 shares of Common Stock and a Warrant that is immediately exercisable, at the holder’s option, for a total of 7,878 shares of Common Stock.
(4)	Includes 477,101 shares of Common Stock and Warrants that are immediately exercisable, at the holder’s option, for a total of 1,381,010 shares of Common Stock.
(5)	Includes 479,842 shares of Common Stock and Warrants that are immediately exercisable, at the holder’s option, for a total of 1,388,888 shares of Common Stock.

Each of the Purchasers has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrant. In addition, each of the Purchasers has the sole power to vote or direct the vote of the shares of Common Stock which it holds directly, and will have the sole power to vote or direct the vote of the shares of Common Stock acquired upon exercise of its respective Warrant.

Management VII, as the ultimate general partner of TCV VII and TCV VII (A) and a general partner of Member Fund, and TCM VII, as the direct general partner of TCV VII and TCV VII (A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII (A) and, with respect to Management VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of Management VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII (A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the securities owned by Management VII, TCM VII, TCV VII, TCV VII (A) and Member Fund except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)–(b), each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock, including shares of Common Stock underlying the Warrants, owned beneficially or of record by any other Reporting Person.

(c). Between April 12, 2013 and May 17, 2013, the TCV Funds sold an aggregate of 1,268,802 shares of Common Stock in the amounts and at the prices listed below in open market transactions:

Name of Seller	Date of Sale	Aggregate Number of Shares Sold	Per Share Selling Price
TCV VII	4/12/2013	76,119	$18.2509	(1)
TCV VII(A)	4/12/2013	39,530	$18.2509	(1)
Member Fund	4/12/2013	664	$18.2509	(1)
TCV VII	4/15/2013	34,704	$18.2501	(2)
TCV VII(A)	4/15/2013	18,022	$18.2501	(2)
Member Fund	4/15/2013	303	$18.2501	(2)
TCV VII	4/16/2013	12,514	$18.2588	(3)
TCV VII(A)	4/16/2013	6,498	$18.2588	(3)
Member Fund	4/16/2013	109	$18.2588	(3)
TCV VII	4/25/2013	10,651	$18.2068	(4)
TCV VII(A)	4/25/2013	5,532	$18.2068	(4)
Member Fund	4/25/2013	93	$18.2068	(4)
TCV VII	4/26/2013	7,270	$18.1829	(5)
TCV VII(A)	4/26/2013	3,776	$18.1829	(5)
Member Fund	4/26/2013	63	$18.1829	(5)
TCV VII	4/29/2013	4,478	$18.1890	(6)
TCV VII(A)	4/29/2013	2,326	$18.1890	(6)
Member Fund	4/29/2013	39	$18.1890	(6)
TCV VII	4/30/2013	24,132	$18.2429	(7)
TCV VII(A)	4/30/2013	12,532	$18.2429	(7)
Member Fund	4/30/2013	211	$18.2429	(7)
TCV VII	5/3/2013	1,147	$18.2500	(8)
TCV VII(A)	5/3/2013	596	$18.2500	(8)
Member Fund	5/3/2013	10	$18.2500	(8)
TCV VII	5/6/2013	2,252	$18.2500	(9)
TCV VII(A)	5/6/2013	1,170	$18.2500	(9)
Member Fund	5/6/2013	20	$18.2500	(9)
TCV VII	5/7/2013	1,439	$18.4105	(10)
TCV VII(A)	5/7/2013	748	$18.4105	(10)
Member Fund	5/7/2013	13	$18.4105	(10)
TCV VII	5/8/2013	12,748	$18.5829	(11)
TCV VII(A)	5/8/2013	6,620	$18.5829	(11)
Member Fund	5/8/2013	111	$18.5829	(11)
TCV VII	5/9/2013	4,817	$18.5014	(12)
TCV VII(A)	5/9/2013	2,501	$18.5014	(12)
Member Fund	5/9/2013	42	$18.5014	(12)
TCV VII	5/10/2013	5,235	$18.5475	(13)
TCV VII(A)	5/10/2013	2,719	$18.5475	(13)
Member Fund	5/10/2013	46	$18.5475	(13)
TCV VII	5/13/2013	6,544	$18.6644	(14)
TCV VII(A)	5/13/2013	3,399	$18.6644	(14)
Member Fund	5/13/2013	57	$18.6644	(14)
TCV VII	5/14/2013	5,368	$18.8588	(15)
TCV VII(A)	5/14/2013	2,786	$18.8588	(15)

Member Fund	5/14/2013	46	$18.8588	(15)
TCV VII	5/15/2013	228,747	$19.6418	(16)
TCV VII(A)	5/15/2013	118,794	$19.6418	(16)
Member Fund	5/15/2013	1,997	$19.6418	(16)
TCV VII	5/16/2013	71,784	$19.4628	(17)
TCV VII(A)	5/16/2013	37,279	$19.4628	(17)
Member Fund	5/16/2013	626	$19.4628	(17)
TCV VII	5/17/2013	320,392	$21.0190	(18)
TCV VII(A)	5/17/2013	166,387	$21.0190	(18)
Member Fund	5/17/2013	2,796	$21.0190	(18)

(1)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.1150 to $18.3299 per share.
(2)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.0000 to $18.3100 per share.
(3)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.1100 to $18.4800 per share.
(4)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.0300 to $18.3400 per share.
(5)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.0000 to $18.2200.
(6)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.0800 to $18.2500.
(7)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.0900 to $18.2500.
(8)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $17.9900 to $18.2500.
(9)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.0500 to $18.2500.
(10)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.2500 to $18.4400.
(11)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.3000 to $18.7300.
(12)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.3900 to $18.6400.
(13)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.4000 to $18.7200.
(14)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.4900 to $18.7600.
(15)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $18.7000 to $19.0300.
(16)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $19.5500 to $20.0500.
(17)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $19.3500 to $19.7400.
(18)	This number represents the weighted average selling price per share for the shares sold. The shares were sold at prices ranging from $19.8800 to $21.1100.

Except as set forth herein, none of the Reporting Persons have effected any transaction in any securities of the Company during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The summaries of certain provisions of the Warrant Purchase Agreement, the Warrants, the Registration Rights Agreement and the Written Consent in Item 4 of the Original 13D are hereby incorporated by reference. A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Written Consent is attached hereto as Exhibit 5 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 2 Warrant Purchase Agreement, dated August 18, 2011, among FundQuest Incorporated, TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 3 Form of Warrant to Purchase Common Stock of Envestnet, Inc., issued to TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 4 Registration Rights Agreement, dated February 22, 2010, among Envestnet, Inc. (formerly known as Envestnet Asset Management Group, Inc.) and FundQuest Incorporated (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 5 Consent to Warrant Transfer and Assignment of Registration Rights, dated August 18, 2011, between Envestnet, Inc. and FundQuest Incorporated (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 2, 2011).

Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 2 Warrant Purchase Agreement, dated August 18, 2011, among FundQuest Incorporated, TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 3 Form of Warrant to Purchase Common Stock of Envestnet, Inc., issued to TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 4 Registration Rights Agreement, dated February 22, 2010, among Envestnet, Inc. (formerly known as Envestnet Asset Management Group, Inc.) and FundQuest Incorporated (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 5 Consent to Warrant Transfer and Assignment of Registration Rights, dated August 18, 2011, between Envestnet, Inc. and FundQuest Incorporated (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Envestnet, Inc. filed on August 26, 2011).

Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 2, 2011).

Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010).